For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com

Tikcro Technologies Reports 2010 Second Quarter Results

Tel Aviv, Israel, September 7, 2010 — Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the second quarter and six months ended June 30, 2010.

Net loss for the second quarter was $3.2 million or $(0.38) per diluted share. Results for the second quarter included financial expenses of approximately $3.2 million that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non cash financial expense, net loss for the second quarter was $71,000 or (0.01) per diluted share. Net loss for the six months ended June 30, 2010 was $1.3 million or $(0.15) per diluted share. Results for the six months ended June 30, 2010 included financial expense of approximately $1.2 million from to the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc. Excluding this non cash financial expense, net loss for six months ended June 30, 2010 was $127,000 or (0.02) per diluted share.

Tikcro holds approximately 30% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and approximately 22% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of the holding in Biocancell is influenced, among other factors, by the share price of Biocancell on TASE.

As of June 30, 2010, the Company had net cash and marketable securities totaling $7.4 million.

BioCancell conducts three on-going clinical trials pursuant to U.S. FDA approved protocols: phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer, phase I/IIa trial for the treatment of pancreatic cancer, and a phase I/IIa clinical trial for the treatment of ovarian cancer. The leading drug BC-819, used in these clinical trials is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. The net result of the mechanism of the drug is a selective tumor cell destruction.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Biocancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, BioCancell is conducting the following clinical trials in Israel and in the U.S. using BC-819:
-Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
-Phase I/IIa clinical trial for the treatment of pancreatic cancer
-Phase I/IIa clinical trial for the treatment of ovarian cancer

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Balance Sheet (US dollars in thousands)

	June 30, 2010	December 31, 2009
Assets
Current assets
Cash and short-term marketable securities	$ 7,416	$ 7,432
Other receivables	41	49
Total current assets	7,457	7,481

Investment in Biocancell – stock, convertible note and warrant	4,895	6,164

Total assets	$12,352	$ 13,645

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$ 227	$ 280

Shareholders' equity	12,125	13,365

Total liabilities and shareholders' equity	$ 12,352	$ 13,645

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
General and administrative expenses	$79	$89	$150	$178

Total operating expenses	79	89	150	178

Operating loss	(79)	(89)	(150)	(178)

Financial income (expenses), net	(3,143)	4,249	(1,137)	4,295

Net income (loss)	$(3,222)	$4,160	$(1,287)	$4,117

Basic net earnings (loss) per share	$(0.38)	$0.50	$(0.15)	$0.50

Diluted net earnings (loss) per share	$(0.38)	$0.50	$(0.15)	$0.49

Basic weighted average shares	8,460	8,317	8,445	8,308

Diluted weighted average shares	8,460	8,380	8,445	8,348